Exhibit 99.111

APHRIA PLANS FOR GLOBAL CANNABIS LEADERSHIP WITH
INTERNATIONAL EXPANSION ACQUIRING LEADING ASSETS IN LATIN
AMERICA AND THE CARIBBEAN

Aphria medical brands to gain exposure to over 300 million people, roughly 9 times the size of Canada

Leamington, Ontario — July 17, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) is proud to announce the Company’s planned expansion into Latin America and the Caribbean with the proposed acquisition of industry-leading companies in Colombia, Argentina, Jamaica and a right of first offer and refusal in respect of Brazil through a definitive share purchase agreement (the “Agreement”) with Scythian Biosciences Inc. (“Scythian”). Aphria will acquire 100% of the issued and outstanding common shares of LATAM Holdings Inc. (“LATAM Holdings”), a direct, wholly-owned subsidiary of Scythian (collectively, the “Transaction”).

Highlights of the Transaction include:

•                  Solidifies Aphria’s leadership position in the global cannabis industry

•                  Provides Aphria with world class assets in the most advanced regulatory jurisdictions across LATAM and Caribbean markets, from which it can further grow and expand its international operations

•                  Strengthens Aphria’s leading international management team with the addition of proven local LATAM and Caribbean executives

•                  Establishes Aphria’s presence in the most advanced strategic market in South America, Colombia

•                  Gains first mover advantage in Argentina for eventual in country cultivation

•                  Acquires market leadership in Jamaica with the only producing Tier 3 cultivator license in the country

•                  Yields strategic rights to potentially expand into Brazil, the largest population in South America

•                  Delivers accretive cash flow beginning in calendar 2019

Colombia — Strategic Launch Pad into South America

Colcanna S.A.S. (“Colcanna” or the “Colombian Company”), will be the first company in the Coffee Zone of Colombia with cultivation and manufacturing licenses for the production of medicinal extracts of cannabis, a research license and a license for the production and extraction of cannabis, including cannabis oil, for domestic use and for export. It is in the advanced licensing stages for a THC license.

Unlike the former Guerilla territory where other global cannabis companies have focused their investments, the Coffee Zone has always been a land of peace, high productivity and progress. Colcanna sits on 34 acres of highly fertile, predominately flat land, which is essential for the optimal cultivation of cannabis. As a result, greenhouses will occupy more than 20 acres of the property and, with 6 harvests per year and two natural sources of water for irrigation, Colcanna is expected to achieve an initial annualized production of 30,000 kg, growing to 50,000 kgs but with access to the country’s micro-scale growers, suitable for supplying the country and the region with high-quality medical cannabis.

Argentina — First Mover Advantage

ABP, S.A. (“ABP” or the “Argentinean Company”) is an established and successful pharmaceutical import and distribution company that holds a series of licenses, including for the import of CBD oil, notably the first company in Argentina to have received this license.

The Argentinean Company operates a pharmaceutical distribution warehouse and retail pharmacy and distributes to an extensive network of pharmacies, distributors, government clinics and hospitals throughout Argentina. ABP also holds agreements with the Top 20 health insurance companies, a strategic advantage in reaching patients accessing Argentina’s free public healthcare system.

ABP is at the forefront of in-country medical cannabis research and clinical trials with two significant Medical Cannabis Cooperative Agreements. The Argentinean Company has partnered with Hospital Garrahan, a leading pediatric hospital in Buenos Aires, for a clinical study on the treatment of refractory epilepsy in children, and with Universidad Nacional De La Plata to support advances in medical cannabis research and education.

Jamaica — Only Producing Commercial Tier 3 License

Marigold Projects Jamaica Limited (“Marigold” or the “Jamaican Company”) has been granted several key licenses by the Jamaican Cannabis Licensing Authority, including:

•                  A Tier 3 license to cultivate more than five acres of land with cannabis for medical, scientific and therapeutic purposes. This license is the highest level of license available in Jamaica, and currently only one other company has been approved for a Tier 3 license;

•                  A conditional Tier 2 license to process cannabis for medical, scientific and therapeutic purposes, including the manufacturing of cannabis-based products, in a space of over 200 square meters;

•                  A conditional herb house retail license to sell cannabis products for medical, scientific and therapeutic purposes, with a space for immediate consumption by consumers, including tourists;

•                  A conditional therapeutic retail license to provide therapeutic or spa services utilizing cannabis products; and

•                  A conditional R&D license.

Lloyd Tomlinson will continue as Marigold’s Managing Director and will be appointed Director, Jamaica Operations at Aphria International. Mr. Tomlinson, a Jamaican native, has more than 20 years’ experience in the pharmaceutical industry and as the CEO of Blue Manhoe Estate he became the third-generation of his family to run the family’s coffee business. In 2014, Mr. Tomlinson made history when he launched Timeless Herbal Care, Jamaica’s first medical cannabis company.

Brazil — Strategic Option for Major Market

The Company also remains focused on identifying the most attractive emerging opportunities through the region, including in Brazil where, as a result of the Transaction, the Company will receive a right of first offer and refusal (collectively the “Rights”) in respect of a majority interest, upon the receipt of a license, in the entity receiving the license. With a population over 200 million and a comprehensive National Healthcare System, Brazil is poised to become an important market for medical cannabis, and Aphria’s regional and corporate leadership remain connected to the rapidly evolving opportunity in Brazil.

Impactful Leadership for LATAM and the Caribbean

Scythian’s highly experienced and well-regarded LATAM and Caribbean management team will join Aphria International as a critical component to this Transaction. Collectively, they have significantly advanced the opportunities at each of the companies acquired in this Transaction, while laying the groundwork for future growth in many countries throughout the region. They have built deep rosters of relationships throughout the region and, in particular, remain closely connected to governmental and regulatory agencies that are leading the rapid evolution of medical cannabis in LATAM.

The team will be led by Gabriel Meneses, who will be appointed Vice President, LATAM and Caribbean at Aphria International. Mr. Meneses will bring more than 14 years of extensive international leadership experience to Aphria International, where he will oversee the development of new market opportunities in Latin America while leading other initiatives that further stimulate the Company’s growth in the regions’ markets. He previously worked for Apple Inc., where he led the launch of Apple’s first Commercial & Enterprise sales Organizations in Latin America and the Caribbean.

Quotes from Leadership

“Aphria is proud with this initiative to create a true leader in medical cannabis across LATAM and extend our leadership in the global industry,” said Vic Neufeld, Chief Executive Officer at Aphria. “We have spent a considerable amount of time and resources evaluating opportunities in Latin America and the Caribbean and we are confident in the long-term strategic opportunity and the value it will bring to our shareholders. The Transaction, once completed, will firmly place Aphria at the center of the medical cannabis industry in the region, and will provide the strong foundation, relationships and infrastructure to capture significant future growth as more LATAM and Caribbean markets evolve. We truly have the best international team in the business, and we are continuing to bring our industry-leading expertise, experience and know-how to strategic international markets.”

Transaction Details

Aphria will acquire all of the issued and outstanding common shares (on a fully-diluted basis) of LATAM Holdings, a direct, wholly-owned subsidiary of Scythian with licenses and other rights and assets held through various subsidiaries in Argentina, Colombia and Jamaica, together with the Rights in Brazil, for aggregate transaction consideration of $193 million, plus by Aphria assuming $1 million in existing debt, with the remainder of the Transaction consideration in the form of common shares of Aphria at a deemed share price of $12.31, being the volume weighted average price of the Aphria shares as traded on the facilities of the TSX for the 20 trading days immediately prior to the date of the Agreement. Aphria expects to issue to Scythian 15,678,310 Aphria shares in connection with the Transaction, representing approximately 6.3% of the currently issued and outstanding shares of Aphria, calculated on a non-diluted basis.

Aphria will acquire the following entities through LATAM Holdings:

•                  90% of Colcanna, a Colombian medical cannabis producer, currently holding a CBD cultivation license from the Ministry of Justice and holding a license for processing, extraction, production and research for the local market and export for the international market of cannabis derivatives, from the Ministry of Health. Colcanna expects to receive its THC license from the Ministry of Justice within the next month;

•                  100% of ABP, an Argentinean pharmaceutical import and distribution company, currently licensed for the importation of CBD oil for the purposes of research and development;

•                  100% of Marigold Acquisitions Inc., a BC incorporated entity, which owns 100% of Hampstead Holdings Ltd., a Bermuda incorporated entity, which owns 49% of Marigold Projects Jamaica Limited, which has received a license to cultivate and conditional licenses to process, sell and provide therapeutic or spa services using cannabis products; and,

•                  The Rights to purchase 50.1% of a Brazilian incorporated entity, which Scythian is currently seeking to acquire, which is expected to hold a medical cannabis cultivation, processing and distribution license in Brazil, upon receipt of a license, for $24 million USD, and an additional right of first refusal to acquire an additional 20-39% of the same entity at fair market value at the time.

The Transaction will proceed by way of a share purchase of LATAM Holdings by Aphria and is subject to a “majority of the minority” approval requirement by Scythian shareholders (excluding Aphria and its affiliates), receipt of required regulatory and stock exchange approvals, and other customary conditions of closing. Aphria has secured irrevocable hard lock-ups (the “Lock-Ups”) from approximately 40% of the shareholders of Scythian to vote in favour of the Transaction, and also holds an approximate 9% interest in Scythian, together with 672,195 outstanding warrants of Scythian, representing an additional 4% interest of Scythian calculated on a fully diluted basis. Collectively, the shares subject to these Lock-Ups represent, together with the Scythian shares already owned by Aphria, approximately 50% of the currently outstanding Scythian shares. Insiders of Aphria, including Mr. Neufeld, Mr. Cacciavillani, Mr. Cervini and Ms. Persofsky, currently hold an aggregate of 20,496 shares and 215,887 warrants of Scythian representing approximately 2.1% of Scythian on a fully diluted basis, which warrants have an exercise price of $5.50 per Scythian share and which currently exceeds the closing price of Scythian as of the date of the Agreement. Mr. Neufeld and Ms. Persofsky, current directors of Aphria, previously stepped down as directors from the Board of Directors of Scythian in the previous quarter. As part of leaving the Board of Directors of Scythian, Mr. Neufeld forfeited 160,000 options at an exercise price of $4.66, 140,000 options at an exercise price of $5.28 and 200,000 DSUs. In respect of the Transaction, certain members of the Board of Directors of Aphria (Mr. Neufeld, Mr. Cacciavillani, Mr. Cervini and Ms. Persofsky) holding shares or warrants in Scythian disclosed such interests to the Board of Directors of Aphria and all recused themselves from the meeting of directors during which the Transaction was discussed and from voting on the resolution approving the Transaction.

The Board of Directors of Aphria has received a fairness opinion from Cormark Securities that, as of July 16, 2018, and subject to the assumptions, limitations and qualifications on which such opinions are based, the consideration to be offered by Aphria in respect of the Transaction is fair, from a financial point of view, to Aphria. The eligible directors of Aphria, after receiving legal and financial advice, have unanimously approved the Transaction.

The Agreement between Scythian and Aphria provides for, among other things, a non-solicitation covenant on the part of Scythian, as well as a “fiduciary out” provision that entitles Scythian to consider and accept a superior proposal, and a right in favour of Aphria to match any superior proposal. If the Agreement is terminated in certain circumstances, including if Scythian enters into a definitive agreement with respect to a superior proposal, Aphria is entitled to a break-fee payment of $5.8 million. The Transaction is currently expected to close on or prior to September 30, 2018.

Further information regarding the Transaction will be included in Scythian’s management information circular to be mailed to Scythian shareholders in advance of the special meeting and in Scythian’s material change report in respect of the announcement of the Transaction, each of which will be filed with the Canadian securities regulators and will be available at www.sedar.com.

Financial and Legal Advisors

Stikeman Elliott LLP acted as legal counsel to Aphria. Cormark Securities Inc. is providing a fairness opinion and acted as financial advisor to the Board of Directors of Aphria.

Gowling WLG (Canada) LLP acted as legal counsel to Scythian. Haywood Securities Inc. provided a fairness opinion and a valuation under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions and Clarus Securities Inc. acted as financial advisor to the Board of Directors of Scythian and provided a fairness opinion.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications
andrew.swartz@aphria.com
416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-

looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, approval of conditional licenses within LATAM Holdings, closing of the Transaction, timing of the Transaction, cash flow expectations for LATAM Holdings, estimates on the number of users of medical cannabis in South America and the Caribbean, Colombia being the most strategic country in South America, expectations with respect to gaining cultivation activities in Argentina, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.